4imprint Group plc

04045296

24 September 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 04 2004 WASH. D.C. 179 SECTION

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
24.09.04	LSE Notification – announcement – Interim results

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

David Seekings
Company Secretary

PROCESSED
OCT 05 2004
THOMSON FINANCIAL

dlw 10/5

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ

4imprint Group plc

financial express

4imprint Group PLC
21 September 2004

4imprint Group plc
Interim Report 2004

	Half year Unaudited 26 June 2004 £'m	Half year Unaudited 28 June 2003 £'m	Full year Audited 27 December 2003 £'m
Turnover	43.37	42.49	94.87
Operating profit/(loss) before exceptional items, goodwill amortisation and impairment	1.35	(1.90)	(2.64)
Exceptional operating expenses	(0.31)	-	(0.42)
Goodwill amortisation and impairment	(0.14)	(0.37)	(7.78)
Operating profit/(loss)	0.91	(2.27)	(10.84)
Interest	0.12	0.01	0.01
Pre tax profit/(loss)	1.03	(2.26)	(10.83)
Taxation credit	1.90	0.68	2.67
Profit/(loss) after tax	2.93	(1.58)	(8.14)
Basic earnings per share	10.19p	(5.51p)	(28.34p)
Dividend per share	1.75p	1.00p	4.00p
Net cash	£8.24m	£4.75m	£7.65m

Highlights

- Sales increased on the first half of last year by 2% and 9% at constant exchange rates.

- Operating profit plus interest but before taxation, goodwill amortisation and impairment and exceptional items at £1.47m compares with a loss of £1.89m for the first half of 2003.

- Net cash of £8.24m at the end of the half year compares with £4.75m at 28 June 2003 and £7.65m at 27 December 2003.

- Dividend increased by 75% to 1.75p/share.

The benefits of the major restructuring of the 4imprint Group, carried out last year, were evident in the results of the first half of the year.

Sales at £43.37m were 2% ahead of last year with a particularly strong performance by the US Direct Marketing business. At constant exchange rates, sales would be 9% above last year.

Operating profit before exceptional items, goodwill amortisation and impairment, at £1.35m compares with a loss of £1.90m for the same period last year, with all sections of the business contributing to this turnaround.

Net interest income of £0.12m reflected the further increase in net cash to £8.24m at the period end and better treasury management.

The tax credit of £1.90m arose from the resolution of previous tax issues, allowing the release of £1.95m of tax provisions, being slightly reduced by a £0.05m tax charge for the period. Consequently, Group post tax profit was £2.93m compared with a loss of £1.58m for the same period last year.

Earnings per share were 10.19p compared with a loss per share of 5.51p last year.

The Group Defined Benefit Pension Fund deficit, net of deferred tax, at the end of the period was £13.16m and a payment of £0.66m was made to the Fund, in excess of normal funding, which has been treated as a prepayment in accordance with SSAP24 and based on the 2001 actuarial valuation. The 2004 triennial valuation is currently being prepared and will be available for the Annual Report and Accounts.

In order to provide shareholders with more information and transparency on the Group's business, the segmental analysis featured later in this interim report has been further developed. The Group's business consists of four discrete divisions all managed as separate profit entities.

These four divisions are as follows: -

(a) European Premium Promotions

This division comprises the Product Plus International company (PPI) based in London, which specialises in the supply of promotional products and services, to a range of blue chip clients. The products and services provided are large volume, 'one-off' and tailored to specific consumer products' advertising objectives. The majority of products supplied are sourced from China and the Far East, where PPI has a well established purchasing and inspection base.

(b) European Direct Marketing and Corporate Programmes

This division comprises the 4imprint business based in Manchester, together with its sister company, Kreyer in Germany.

Unlike the Premium Promotions business, this division focuses on the regular supply of products for company promotions and advertising. These are supplied to a wide range of clients, which comprise end users and intermediate suppliers to end users. The division uses catalogue and internet selling techniques and provides bespoke printing and 'badging' services though its laser printing facilities. Its Corporate Programmes sector builds on its product base by providing sophisticated design and artwork and additional support functions, including warehousing, distribution and product range consultancy, for specific corporate promotional programmes for major clients.

(c) US Direct Marketing

This division based in Wisconsin USA provides products for company promotions to a wide range of end users in the USA and Canada using highly developed catalogue and internet mechanisms. The division has well established design resources supporting its products and a very competitive supply base. The division also has a small Corporate Programmes business which has recently been downsized and refocused.

(d) US Franchising

This division comprises the AIA promotional products franchising business. This division provides promotional products through a different approach to market than the Direct Marketing business. It uses a system of Franchisees, established throughout the USA, to sell promotional products. The business provides a range of support services to Franchisees in return for a service fee.

Group overhead costs and other minor income/costs, which cannot accurately be allocated to the Divisions, are reported separately.

The operations review accompanying this statement provides fuller details of the trading performance of each division.

Board

Mr. Craig Slater, who was Chief Operating Officer and Group Finance Director, resigned from the Group in July to pursue other interests. We thank him for his contribution to 4imprint over the 3 years he was with the Group.

The recruitment of a new Group Finance Director is in its final stages and an announcement will be made shortly.

Dividend

In the light of the great improvements achieved in the Group's performance, the Board has declared a dividend of 1.75p/share an increase of 75% on last year's interim dividend. The interim dividend will be paid on 8th November 2004 to ordinary shareholders on the register at the close of business on 15th October 2004.

Outlook

In the USA, the markets we serve continue to be more buoyant than the previous year, whereas in the UK and Europe the positions remain stable. With this background, and with the benefit of further cost reductions currently being secured, the Board believes that the second half should show good progress over the first.

Operations Review

The trading performance of the four divisions, which comprise the 4imprint Group, during the first half of 2004 has been as follows: -

(a) European Premium Promotions

	Half Year 2004 £'000	Half Year 2003 £'000	Full Year 2003 £'000
Sales	6,528	6,544	15,854
Operating Profit (pre goodwill amortisation and operating exceptional)	459	412	1,663

Trading conditions during the first half were difficult, with corporate spending subdued in the UK, and competition strong. These conditions have continued into the second half and are not expected to change in the short term. Sales in the first half were at the same level as last year and operating profit before exceptional expenses and goodwill amortisation was 11% ahead of last year helped by very tight control of costs.

The division has undertaken a review of its supply chain management to secure further improvements to its competitive strengths. It is also focusing on extending its range of blue chip clients where the quality of its service has ensured sustained support.

(b) European Direct Marketing and Corporate Programmes

	Half Year 2004 £'000	Half Year 2003 £'000	Full Year 2003 £'000
Sales	16,487	15,357	34,844
Operating Profit/(loss) (pre goodwill amortisation)	375	(135)	1,088

The division had a good first half with sales 7% ahead of last year despite only marginal improvements in the general market conditions. Operating profits were significantly ahead of last year, due largely to operational improvements and cost reductions, coupled with a strong performance from the product sourcing business. Further optimisation is underway, including cost reductions, restructuring and elimination of some unprofitable business streams.

Kreyer increased its turnover by 13%, despite poor trading conditions in Germany. This was achieved through reinforced sales efforts which secured several new customers.

(c) US Direct Marketing

	Half Year 2004		Half Year 2003		Full Year 2003	
	US $'000	£'000	US $'000	£'000	US $'000	£'000
Turnover	33,003	18,132	28,755	17,872	64,181	39,075
Operating Profit	1,381	759	13	8	1,404	854

Following a strategic review in late 2003, the Oshkosh, Wisconsin site was restructured and renewed focus was placed on the core Direct Marketing business.

Sales of $33m were 15% ahead of last year and operating profit of $1.38m compares with a breakeven position last year.

Orders from new customers were 13% ahead of prior year on a catalogue circulation increase of only 8%. Orders from existing customers were up 10% over prior year on a slightly reduced marketing spend. Several new marketing initiatives along with enhancements to our 4imprint.com website have delivered encouraging results. The positive trend accelerated into the third quarter of 2004 and consequently the prospects for the second half results are good.

Considerable progress has been made in the rationalisation of US Corporate Programmes, which accounts for a significant proportion of the segment's working capital. A combination of the termination of underperforming programmes, some associated downsizing and strong management control have produced a breakeven position in the first half, compared to a sizeable loss for the same period in the prior year. In addition, close to $1m of working capital has been released. Sales, marketing and technology resource has been re-directed towards leveraging our proven Direct Marketing core competencies to serve better our larger corporate and partnership relationships.

Overall, this division has strong prospects, and significant future growth is achievable.

(d) US Franchising

	Half Year 2004		Half Year 2003		Full Year 2003	
	US $'000	£'000	US $'000	£'000	US $'000	£'000
Gross Franchise Sales	55,956	30,742	55,410	34,439	113,069	68,840
Turnover (Fee Income)	4,039	2,219	4,377	2,720	8,377	5,100
Operating Profit (Loss) (pre goodwill amortisation and impairment)	783	430	(2,421)	(1,504)	(8,080)	(4,678)

During the first half of this year the benefit of the massive restructuring undertaken, to bring this former loss making business into profit, was more evident. The division is now strongly managed and tight financial controls have been introduced and sustained. Bad debt problems, which were evident in the past, have been substantially reduced and the division is now on a stable footing.

US Franchising achieved good sales and operating profit in the first half. The Company has now successfully consolidated all its operations in Oshkosh. The Management Team has come together well and is operating efficiently. Expense control has been tight.

(e) Central Costs

With four well managed, self contained and profitable divisions, the Central costs are being refocused to provide only the necessary resources to cover key control activities and corporate development. The total costs of the centre, going forward, are therefore being substantially reduced compared with recent years.

Ken Minton
Chairman

21st September 2004

For further information, please contact:
4imprint Group plc
Ken Minton, Executive Chairman   Tel +44 (0) 870 757 1287

	Note	Half year 2004 £'000	Half year 2003 (restated) £'000	Full year 2003 £'000
Turnover	2	43,366	42,493	94,873
Operating profit/(loss) before exceptional items, goodwill amortisation and impairment		1,351	(1,897)	(2,641)
Exceptional operating expenses	3	(308)	-	(421)
Goodwill amortisation and impairment		(138)	(373)	(7,781)
Operating profit/(loss)	2	905	(2,270)	(10,843)
Net interest receivable		122	10	11
Profit/(loss) on ordinary activities before taxation		1,027	(2,260)	(10,832)
Taxation	4	1,902	679	2,696
Profit/(loss) on ordinary activities after taxation		2,929	(1,581)	(8,136)
Dividends	5	(503)	(287)	(1,148)
Transfer to/(from) reserves		2,426	(1,868)	(9,284)
Earnings/(loss) per share				
Basic	6	10.19p	(5.51p)	(28.34p)
Diluted	6	10.07p	(5.51p)	(28.10p)
Dividends per ordinary share		1.75p	1.00p	4.00p

All operations relate to continuing activities.

The US Franchising review and restructuring costs of £1,300,000 in the 2003 interim results have been reclassified as non-exceptional costs in line with the treatment adopted for the 2003 full year results. This reclassification increased the prior half year operating loss before exceptional items, goodwill amortisation and impairment from £597,000 to £1,897,000.

The prior half year results have also been restated upon adoption of application note G of FRS 5 'Reporting the Substance of Transactions' relating to the restatement of certain sales from a gross to a net basis. Turnover for the 2004 half year decreased by £898,000 (2003 half year : £723,000, 2003 full year : £2,315,000) as a result of the adoption. There was no effect on operating profit.

statement of total recognised gains and losses
unaudited for the six months ended 26 June 2004

	Half year 2004 £'000	Half year 2003 £'000	Full year 2003 £'000
Profit/(loss) on ordinary activities after taxation	2,929	1,581	(8,136)
Exchange adjustments offset in reserves	(353)	(738)	(2,532)
Total gains and losses for the financial period	2,576	843	(10,668)

reconciliation of movements in shareholders' funds
unaudited for the six months ended 26 June 2004

	Half year 2004 £'000	Half year 2003 (restated) £'000	Full year 2003 (restated) £'000
Profit/(loss) on ordinary activities after taxation	2,929	(1,581)	(8,136)
Dividends	(503)	(287)	(1,148)
	2,426	(1,868)	(9,284)
Other recognised losses relating to the period	(353)	(738)	(2,532)
Movements arising from the exercise of share options	7	-	2
Shares issued in the period	35	-	-
Net movement in shareholders' funds	2,115	(2,606)	(11,814)
Opening shareholders' funds	31,690	43,504	43,504
Closing shareholders' funds	33,805	40,898	31,690

The opening shareholders' funds were £31,697,000 (2003 full and half year: £43,513,000) before the reclassification of own shares from fixed asset investments to other reserves following the adoption of UITF Abstract 38 ' Accounting for ESOP Trusts'. The effect of this reclassification was to reduce the 2003 half year and full year profit and loss reserves by £9,000 and £7,000 respectively.

These financial statements should be read in conjunction with the notes on page 12 to 17.

	26 June 2004 £'000	28 June 2003 (restated) £'000	27 December 2003 (restated) £'000
Fixed assets	8,975	18,509	9,640
Current assets			
Stocks	6,295	7,344	5,959

Debtors due within one year	28,228	28,418	28,523
Debtors due after more than one year	-	2,348	1,901
Cash at bank and in hand	10,858	10,137	10,128
	45,381	48,247	46,511
Creditors: amounts falling due within one year	(19,379)	(24,413)	(23,194)
Net current assets	26,002	23,834	23,317
Total assets less current liabilities	34,977	42,343	32,957
Provisions for liabilities and charges	(1,172)	(1,445)	(1,267)
Net assets	33,805	40,898	31,690
Capital and reserves			
Called up share capital	11,054	11,044	11,044
Other reserves	22,751	29,854	20,646
Equity shareholders' funds	33,805	40,898	31,690
Net cash	8,235	4,745	7,652

These financial statements should be read in conjunction with the notes on page 12 to 17.

Interests in own shares have been reclassified from fixed asset investments to other reserves following the adoption of UITF Abstract 38 'Accounting For ESOP Trusts' (2004 half year : £nil, 2003 half year : £9,000, 2003 full year : £7,000).

	Note	Half year 2004 £'000	Half year 2003 £'000	Full year 2003 £'000
Cash inflow from operating activities	7	1,594	675	4,545
Returns on investments and servicing of finance		58	10	11
Taxation		384	335	397
Capital expenditure		(556)	(860)	(1,395)
Equity dividends paid		(860)	(355)	(650)
Cash inflow/(outflow) before the use of liquid resources and financing		620	(195)	2,908
Financing				
Issue of shares		32	-	-
(Repayment)/receipt of loans		(275)	(311)	2,090
Increase/(decrease) in cash in the period		377	(506)	4,998
Cash inflow/(outflow) from movement in debt		275	311	(2,090)
Change in net debt resulting from cash flows		652	(195)	2,908
Translation differences		(69)	112	(84)
Movement in net debt in the period		583	(83)	2,824
Opening net cash		7,652	4,828	4,828
Closing net cash		8,235	4,745	7,652

These financial statements should be read in conjunction with the notes on pages 12 to 17.

1 Basis of preparation

This interim report for the half year ended 26 June 2004 has not been audited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The financial information has been prepared on the basis of the accounting policies set out in the Group's annual report and accounts for the year ended 27 December 2003 except for the accounting policy change arising on the adoption of UITF Abstract 38 'Accounting for ESOP Trusts'. Those accounts carry an unqualified auditors' report and have been delivered to the Registrar of Companies. The comparative results for the year ended 27 December 2003 are abridged, and as such do not represent statutory accounts.

2. Segmental analysis

The analysis of turnover, operating profit and net assets by origin is as follows:

	TURNOVER			NET ASSETS			OPERATING PROFIT/(LOSS) BEFORE EXCEPTIONAL ITEMS, GOODWILL AMORTISATION AND IMPAIRMENT		
	HALF YEAR 2004 £'000	HALF YEAR 2003 (restated) £'000	FULL YEAR 2003 £'000	HALF YEAR 2004 £'000	HALF YEAR 2003 (restated) £'000	FULL YEAR 2003 (restated) £'000	HALF YEAR 2004 £'000	HALF YEAR 2003 (restated) £'000	FULL YEAR 2003 £'000
EUROPE	23,015	21,901	50,698	18,113	14,550	15,620	253	(178)	2,002
US	20,351	20,592	44,175	8,015	21,910	9,289	1,098	(1,719)	(4,643)
CENTRAL UNALLOCATED LIABILITIES				(558)	(307)	(871)			
TOTAL NET CASH				8,235	4,745	7,652			
UNALLOCATED EXCEPTIONAL OPERATING EXPENSES									

	43,366	42,493	94,873	33,805	40,898	31,690	1,351	(1,897)	(2,641)

	EXCEPTIONAL OPERATING EXPENSES			GOODWILL AMORTISATION AND IMPAIRMENT			OPERATING PROFIT		
	HALF YEAR 2004	HALF YEAR 2003 (restated)	FULL YEAR 2003	HALF YEAR 2004	HALF YEAR 2003	FULL YEAR 2003	HALF YEAR 2004	HALF YEAR 2003	FULL YEAR 2003
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
EUROPE	(308)	-	-	(138)	(138)	(276)	(193)	(316)	1,726
US	-	-	-	-	(235)	(7,505)	1,098	(1,954)	(12,148)
CENTRAL UNALLOCATED LIABILITIES									
TOTAL NET CASH									
UNALLOCATED EXCEPTIONAL OPERATING EXPENSES	-	-	(421)				-	-	(421)
	(308)	-	(421)	(138)	(373)	(7,781)	905	(2,270)	(10,843)

Unallocated costs in 2003 related to aborted EGM costs and Mr R. Nelson's severance costs. Unallocated liabilities relate to dividends due to be paid by the Group. Neither these costs nor liabilities have been allocated to the segments as this would be misleading.

The analysis of turnover, operating profit and net assets by segment is as follows:

	TURNOVER			NET ASSETS			OPERATING PROFIT/(LOSS) BEFORE EXCEPTIONAL ITEMS, GOODWILL AMORTISATION AND IMPAIRMENT		
	HALF YEAR 2004	HALF YEAR 2003 (restated)	FULL YEAR 2003	HALF YEAR 2004	HALF YEAR 2003 (restated)	FULL YEAR 2003 (restated)	HALF YEAR 2004	HALF YEAR 2003 (restated)	FULL YEAR 2003
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
EUROPEAN PREMIUM PROMOTIONS	6,528	6,544	15,854	3,961	3,975	4,344	459	412	1,663
EUROPEAN DIRECT MARKETING & CORPORATE PROGRAMMES	16,487	15,357	34,844	10,803	11,913	10,964	375	(135)	1,088
US DIRECT MARKETING	18,132	17,872	39,075	4,474	5,279	4,936	759	8	854
US FRANCHISING	2,219	2,720	5,100	3,478	16,117	3,730	430	(1,504)	(4,678)
CENTRAL OVERHEADS & UNALLOCATED COST/ INCOME				2,854	(1,131)	64	(672)	(678)	(1,568)
TOTAL NET CASH				8,235	4,745	7,652			
UNALLOCATED EXCEPTIONAL OPERATING EXPENSES									
	43,366	42,493	94,873	33,805	40,898	31,690	1,351	(1,897)	(2,641)

	EXCEPTIONAL OPERATING EXPENSES			GOODWILL AMORTISATION AND IMPAIRMENT			OPERATING PROFIT		
	HALF YEAR 2004	HALF YEAR 2003 (restated)	FULL YEAR 2003	HALF YEAR 2004	HALF YEAR 2003	FULL YEAR 2003	HALF YEAR 2004	HALF YEAR 2003	FULL YEAR 2003
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
EUROPEAN PREMIUM PROMOTIONS	(308)	-	-	(60)	(60)	(120)	91	352	1,543

EUROPEAN DIRECT MARKETING & CORPORATE PROGRAMMES	-	-	-	(78)	(78)	(156)	297	(213)	932
US DIRECT MARKETING	-	-	-	-	-	-	759	8	854
US FRANCHISING	-	-	-	-	(235)	(7,505)	430	(1,739)	(12,183)
CENTRAL OVERHEADS & UNALLOCATED COST/ INCOME							(672)	(678)	(1,568)
TOTAL NET CASH									
UNALLOCATED EXCEPTIONAL OPERATING EXPENSES	-	-	(421)				-	-	(421)
	(308)	-	(421)	(138)	(373)	(7,781)	905	(2,270)	(10,843)

A detailed review of the segments including the choice of segments, reasons for change from prior year, business descriptions and performance analyses are contained within the Chairman's statement.

US Direct Marketing includes the US Corporate Programmes business, previously contained within the Marketing Support Services segment, as these businesses are under common control of local management.

Costs have been allocated in terms of resources required and do contain some indirect costs which are not dependent on the level of business conducted. Unallocated costs relate to the Head Office.

Unallocated assets/(liabilities) relate to taxation, Head Office working capital and dividends, which were not allocated to the segments, as this would be misleading.

3 Exceptional operating expenses

The operating exceptional expense in 2004 relates to the cost of a product recall issue in the European Premium Promotions segment, which has been treated as exceptional due to its rare occurrence and size.

4 Taxation

	Half year 2004 £'000	Half year 2003 £'000	Full year 2003 £'000
UK Taxation:			
Corporate tax charge	-	-	-
Adjustment in respect of previous years	1,953	-	942
Overseas Taxation:			
Current tax	(4)	155	405
Adjustment in respect of previous years	-	-	(24)
Deferred Taxation:			
Current period	(47)	339	888
Adjustment in respect of previous years	-	185	485
Total taxation credit	1,902	679	2,696

The taxation charge for the six months to 26 June 2004 has been calculated by applying the best estimate of the Group's annual tax rate to the profit on ordinary activities before taxation for the period and in addition contains a £1.95 million credit as a result of previous years tax issues being resolved.

5 Dividend

The interim dividend for 2004 of 1.75p per ordinary share (2003: 1.00p) will be paid on 8 November 2004 to ordinary shareholders on the register at the close of business on 15 October 2004.

6 Earnings/(loss) per share

The earnings/(loss) per share for the half year is based on the profit on ordinary activities after taxation of £2,929,000 (2003: £1,581,000 loss) and weighted average shares in issue (excluding those held in 4imprint Qualifying Employee Share Trust Limited) of 28,729,765 (2003: 28,709,185).

The diluted earnings per share for the half year is based on the same profit and loss figures as above, but takes into account the dilutive effect of share options outstanding. The weighted average number of shares in issue for diluted earnings per share purposes is therefore 29,081,207 (2003: 28,709,185).

7 Reconciliation of operating profit/(loss) to operating cash flows

Half year Half year Full year

Ponton Road
London SW8 5BL
Telephone +44 (0) 207 393 0033
Fax +44 (0)207 393 0080
E-mail ppimailbox@4imprint.co.uk

4imprint
Product Plus International
Clifton Heights
Triangle West
Bristol BS8 1EJ
Telephone +44 (0)117 929 9236
Fax +44 (0)117 925 1808
E-mail ppimailbox@4imprint.co.uk

USA
4imprint

101 Commerce Street
Oshkosh
WI 54901
USA
Telephone +1 920 236 7272
Fax +1 920 236 7282
E-mail sales@4imprint.com

Adventures in Advertising
101 Commerce Street
Oshkosh
WI 54901
USA
Telephone +1 920 303 4500
Fax +1 920 303 4510

Germany
4imprint
Kreyer Promotion Service
Heydastrasse 13
D-58093
Hagen
Germany
Telephone +49 (0)2331 95970
Fax +49 (0)2331 959749
E-mail 4

imprint@kreyer-promotion.de

France
4imprint
Product Plus France SA
4, Boulevard des Iles
92130 Issy-les-Moulineaux
France
Telephone +33 (0)1559 59640
Fax +33 (0)1559 59641
E-mail ppfrance@4imprint.co.uk

Hong Kong
4imprint
Product Plus Far East
Unit 1811, 18th Floor
Star House
3 Salisbury Road
Tsimshatsui, Kowloon
Hong Kong
Telephone +852 2301 3082
Fax +852 2724 5128
E-mail ppfe@4imprint.co.uk

	2004	2003	2003
	£'000	£'000	£'000
Operating profit/(loss)	905	(2,270)	(10,843)
Depreciation charge	999	1,143	2,221
Amortisation of goodwill	138	373	736
Loss/(profit) on sale of fixed assets	4	(6)	5
US franchising goodwill impairment	-	-	7,045
(Increase)/decrease in stocks	(397)	(1,110)	162
Decrease in debtors	1,897	3,253	3,111
(Decrease)/increase in creditors	(1,890)	(714)	2,441
Increase in provisions	308	452	465
Expenditure against provisions	(370)	(446)	(798)
Net cash inflow from operating activities	1,594	675	4,545

8 Retirement benefits

The Group operates a defined benefit pension scheme in the UK. Payments made to the scheme in excess of normal contributions totalled £660,000 in the period and were treated as a prepayment in accordance with SSAP24, based on the latest actuarial valuation. The 2004 triennial valuation is currently being prepared and will be available for the Annual Report and Accounts. Additional disclosure on the scheme is presented below.

A full actuarial valuation was carried out at 5 April 2001 and updated to 26 June 2004 (for FRS17 purposes) by a qualified independent actuary. The major assumptions used by the actuary were (in nominal terms):

	Half year 2004	Half year 2003	Full year 2003
	%	%	%
Rate of increase in salaries	3.75	3.75	3.75
Rate of increase of pensions in payment	2.75	2.50	2.50
Discount rate	5.90	5.50	5.50
Inflation assumption	2.75	2.50	2.50

The assets in the scheme and the expected rate of return were:

	Half year 2004		Half year 2003		Full year 2003	
	Expected rate of return	Assets / (liabilities) in the scheme	Expected rate of return	Assets / (liabilities) in the scheme	Expected rate of return	Assets / (liabilities) in the scheme
	%	£'000	%	£'000	%	£'000
Equities	8.00	34,203	7.00	32,416	7.00	35,029
Bonds	5.00	30,244	5.00	29,001	5.00	30,305
Other	6.00	454	6.00	739	6.00	682
Total market value of assets		64,901		62,156		66,016
Actuarial value of liability		(83,696)		(84,108)		(83,718)
Deficit in the scheme		(18,795)		(21,952)		(17,702)
Related deferred tax asset		5,639		6,586		5,311
Net pension liability		(13,156)		(15,366)		(12,391)

The movements in the net pension liability were:

	Half year to 26 June 2004	Half year to 28 June 2003	Year to 27 December 2003
	£'000	£'000	£'000
Net pension liability at beginning of period	(12,391)	(11,558)	(11,558)
Movement in period			
Current service cost	(35)	(40)	(71)
Contributions	720	390	1,110
Net return on assets	(288)	(382)	(732)
Actual return less expected return on assets	(3,577)	1,834	4,577
Experience gains and losses on liabilities	-	27	-
Changes in assumptions	2,087	(7,270)	(6,075)
Movement in deferred tax asset	328	1,633	358
Net pension liability at end of period	(13,156)	(15,366)	(12,391)

4imprint Group plc
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Manchester M45 8FJ
Telephone +44 (0)870 757 1287
Fax: +44 (0)870 757 1288
E-mail hq@4imprint.co.uk

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anchester M17 1DD
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ax +44 (0)870 241 3440
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